Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Interim Financial Statements for the Quarter and Six-month	3
	Period Ended June 30, 2005 and Independent Accountants’ Review Report

2.	Minutes of a Meeting of the Board of Directors, August 03, 2005	35

ITEM 1

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Interim Financial Statements for the
Quarter and Six-month Period Ended
June 30, 2005 and
Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Ultrapar Participações S.A. and subsidiaries as of and for the quarter and six-month period ended June 30, 2005, prepared in accordance with Brazilian accounting practices and under the responsibility of the Company’s management, consisting of the balance sheets (Company and consolidated), the related statements of income and the performance report.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously reviewed the Company and consolidated balance sheets as of March 31, 2005 and the Company and consolidated statements of income for the six-month period ended June 30, 2004, presented for comparative purposes, and issued unqualified special review reports thereon, dated April 29, 2005 and July 30, 2004, respectively.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 29, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30, 2005 AND MARCH 31, 2005 (In thousands of Brazilian reais - R$)

	Company		Consolidated			Company		Consolidated

ASSETS	06/30/05	03/31/05	06/30/05	03/31/05	LIABILITIES AND STOCKHOLDERS' EQUITY	06/30/05	03/31/05	06/30/05	03/31/05

CURRENT ASSETS					CURRENT LIABILITIES
Cash and banks	310	252	29.820	56.275	Loans and financing	-	-	134.949	289.963
Temporary cash investments	361.319	1.056	570.375	96.364	Debentures	18.697	-	18.697	-
Trade accounts receivable	-	-	361.342	365.466	Trade accounts payable	240	245	62.533	78.213
Inventories	-	-	222.429	245.932	Payroll and related charges	31	137	64.788	63.182
Recoverable taxes	15.270	11.713	95.722	104.100	Taxes payable	4	9	14.617	14.103
Other	5.569	5.795	29.940	11.772	Dividends payable	87	88	2.338	2.936
Prepaid expenses	503	143	5.501	6.969	Income and social contribution
					taxes	-	-	3.048	2.939
Total current assets	382.971	18.959	1.315.129	886.878	Other	-	-	19.077	18.604

					Total current liabilities	19.059	479	320.047	469.940

LONG-TERM ASSETS
Cash investments	-	-	354.657	347.700	LONG-TERM LIABILITIES
Related companies	51.545	51.545	4.089	2.822	Loans and financing	-	-	396.237	227.937
Deferred income and social					Debentures	300.000	-	300.000	-
contribution taxes	3.144	2.836	70.918	68.092	Related companies	404.232	404.232	8.886	8.806
Recoverable taxes	-	-	10.080	9.272	Deferred income and social
Escrow deposits	-	-	15.502	15.243	contribution taxes	-	-	32.850	32.541
Trade accounts receivable	-	-	15.353	14.079	Other taxes	8.254	8.040	53.886	57.052
Other	1.014	-	5.409	2.468	Other	-	-	2.355	2.422

Total long-term assets	55.703	54.381	476.008	459.676	Total long-term liabilities	712.486	412.272	794.214	328.758

PERMANENT ASSETS					MINORITY INTEREST	-	-	29.631	28.944

Investments:
Subsidiary and affiliated					STOCKHOLDERS' EQUITY
companies	2.135.690	2.045.533	7.422	5.929	Capital	946.034	898.816	946.034	898.816
Other	186	186	28.172	28.281	Capital reserve	1.855	1.855	235	190
Property, plant and					Revaluation reserve	15.662	16.016	15.662	16.016
equipment	-	-	1.059.001	1.051.510	Profit reserves	694.204	694.204	694.204	694.204
Deferred charges	-	-	96.334	96.708	Treasury shares	(5.635)	(5.635)	(8.846)	(8.938)
					Retained earnings	190.885	101.052	190.885	101.052
Total permanent assets	2.135.876	2.045.719	1.190.929	1.182.428
					Total stockholders' equity	1.843.005	1.706.308	1.838.174	1.701.340

					Total minority interest and stockholders' equity	1.843.005	1.706.308	1.867.805	1.730.284

TOTAL	2.574.550	2.119.059	2.982.066	2.528.982	TOTAL	2.574.550	2.119.059	2.982.066	2.528.982

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

GROSS SALES AND SERVICES	-	-	1.319.063	1.310.846
Taxes on sales and services	-	-	(101.693)	(101.734)
Rebates, discounts and returns	-	-	(15.328)	(14.945)

NET SALES AND SERVICES	-	-	1.202.042	1.194.167
Cost of sales and services	-	-	(951.032)	(906.573)

GROSS PROFIT	-	-	251.010	287.594

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	90.209	114.438	1.445	(81)

OPERATING (EXPENSES) INCOME	(49)	(62)	(132.311)	(135.956)

Selling	-	-	(46.398)	(47.920)
General and administrative	(50)	(829)	(53.904)	(58.520)
Depreciation and amortization	-	-	(31.307)	(31.300)
Other operating income, net	1	767	(702)	1.784

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	90.160	114.376	120.144	151.557
Financial results	(968)	(1.861)	(16.647)	(7.926)
Financial income	14.493	(227)	34.513	17.090
Financial expenses	(15.461)	(1.634)	(51.160)	(25.016)

INCOME FROM OPERATIONS	89.192	112.515	103.497	143.631
Nonoperating (expenses) income, net	-	2	(697)	(5.997)

INCOME BEFORE TAXES ON INCOME	89.192	112.517	102.800	137.634

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	32	(433)	(32.786)	(43.362)
Tax benefits - ADENE	-	-	18.457	22.591
Deferred	308	-	1.754	(3.285)

	340	(433)	(12.575)	(24.056)

INCOME BEFORE MINORITY INTEREST	89.532	112.084	90.225	113.578
Minority interest	-	-	(693)	(1.494)

NET INCOME	89.532	112.084	89.532	112.084

EARNINGS PER SHARE - R$	0,00110	0,00161

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

GROSS SALES AND SERVICES	-	-	2.576.386	2.456.522
Taxes on sales and services	-	-	(210.124)	(184.242)
Rebates, discounts and returns	-	-	(27.223)	(27.558)

NET SALES AND SERVICES	-	-	2.339.039	2.244.722
Cost of sales and services	-	-	(1.829.249)	(1.740.387)

GROSS PROFIT	-	-	509.790	504.335

EQUITY IN SUBSIDIARY AND AFFILIATED COMPANIES	191.053	176.770	1.374	28

OPERATING (EXPENSES) INCOME	(221)	(189)	(268.421)	(259.266)

Selling	-	-	(90.105)	(89.739)
General and administrative	(222)	(1.649)	(116.100)	(109.692)
Depreciation	-	-	(62.670)	(62.991)
Other operating income, net	1	1.460	454	3.156

INCOME FROM OPERATIONS BEFORE FINANCIAL ITEMS	190.832	176.581	241.369	245.069

Financial results	(949)	(202)	(25.473)	(20.901)
Financial income	14.932	1.889	47.641	30.798
Financial expenses	(15.881)	(2.091)	(73.114)	(51.699)

INCOME FROM OPERATIONS	189.883	176.379	217.270	224.196

Nonoperating (expenses) income, net	-	2	(2.506)	(8.794)

INCOME BEFORE TAXES ON INCOME	189.883	176.381	214.764	215.402

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(58)	(1.147)	(68.583)	(77.638)
Tax benefits - ADENE	-	-	39.358	36.030
Deferred	457	-	6.156	3.309

	399	(1.147)	(23.069)	(38.299)

INCOME BEFORE MINORITY INTEREST	190.282	175.234	191.695	177.103
Minority interest	-	-	(1.413)	(1.869)

NET INCOME	190.282	175.234	190.282	175.234

EARNINGS PER SHARE - R$	0,00235	0,00252

The accompanying notes are integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A.

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares (THOUSAND)	Current Quarter 06/30/2005	Prior quarter 03/31/2005	Same quarter in prior year 06/30/2004
Paid-up Capital
1 - Common	49,429,897	49,429,897	51,264,622
2 - Preferred	31,895,512	30,715,062	18,426,647
3 - Total	81,325,409	80,144,959	69,691,269
Treasury Stock
4 - Common	6,616	6,616	6,616
5 - Preferred	211,097	211,097	210,000
6 - Total	217,713	217,713	216,616

01.02 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	02/02/2005	898,816	234,864	Profit reserve	10,453,690	0,0224671060
02	04/25/2005	946,034	47,218	Public Subscription	1,180,451	0,0400000000

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2005 (Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

The Company invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemical and petrochemical products (Oxiteno), and logistic services for chemicals and fuels (Ultracargo).

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

As established by Brazilian Securities Commission (CVM) Instruction No. 248, of March 29, 1996, and CVM Guidance Opinion No. 29, of April 11, 1996, the interim financial statements are being presented in accordance with Brazilian corporate law.

3.	ACCOUNTING PRACTICES AND CONSOLIDATION PRINCIPLES

In the preparation of the interim financial statements, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2004, which are in accordance with the standards established by the CVM and accounting practices adopted in Brazil.

As mentioned in Note 9.b), the balance from tax benefits as of June 30, 2004 was reclassified from equity in subsidiary and affiliated companies under the heading income from income and social contribution taxes, for a better comparison of financial statement, as per orientation of CVM in the Circular Letter CVM/SNC/SEP No. 01/2005, of February 25, 2005.

Ultrapar Participações S.A. and Subsidiaries

3.1.	CONSOLIDATION PRINCIPLES AND OWNERSHIP INTERESTS

The consolidated financial statements have been prepared in accordance with the basic consolidation principles established by Brazilian corporate law and by the CVM, and include the following direct and indirect subsidiaries:

	Ownership interest - %

	06/30/05		03/31/05

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	94
SPGás Distribuidora de Gás Ltda.	-	99	-	94
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e
Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	99
Transultra - Armazenamento e Transporte
Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. - Tequimar	-	99	-	99
Oxiteno S.A. - Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos
Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., 14,336,014 common shares in Companhia Ultragaz S.A., corresponding to 7.31% of total capital. This acquisition amounted to R$10,000, with a goodwill of R$1,813, based on the acquired company’s expected future profitability, to be amortized over five years beginning January 2005.

On April 29, 2005, Ultragaz Participações Ltda. concluded a capital increase of its subsidiary Companhia Ultragaz S.A. increasing its shares in the total capital of the subsidiary from 93.94% to 98.53% ..

Ultrapar Participações S.A. and Subsidiaries

4.	CASH INVESTMENTS

These investments, contracted with leading banks, are substantially comprised of notes issued by the Austrian Government, fixed-income securities and funds linked to the CDI (interbank deposit rate) and currency hedges, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Consolidated

	06/30/05	03/31/05

Austrian notes, linked in Brazilian reais	320,341	308,773
Fixed-income securities and funds	514,241	111,410
Foreign investments (a)	133,401	114,586
Net expenses from hedge operations (b)	(42,951)	(90,705)

Total cash investments	925,032	444,064

Current assets	570,375	96,364
Long-term assets	354,657	347,700

(a)	Investments made by the indirect subsidiaries Oxiteno Overseas Co. and Oxiteno International Co. in fixed-income securities, Brazilian corporate securities, and investment grade securities.

(b)	Accumulated gain or loss on hedge positions (see Note 17).

5. TRADE ACCOUNTS RECEIVABLE

	Consolidated

	06/30/05	03/31/05

Domestic customers	352,487	352,676
Foreign customers	82,374	97,248
(-) Advances on foreign exchange contracts	(53,584)	(62,776)
(-) Allowance for doubtful accounts	(19,935)	(21,682)

	361,342	365,466

6. INVENTORIES

	Consolidated

	06/30/05	03/31/05

Finished products	127,247	145,165
Liquefied petroleum gas - LPG	23,733	23,723
Raw materials	49,614	56,612
Consumption materials and cylinders for resale	21,835	20,432
	222,429	245,932

Ultrapar Participações S.A. and Subsidiaries

7. RECOVERABLE TAXES

Represented substantially by credit balances of ICMS (State VAT), IPI (Federal VAT), PIS and Cofins (taxes on revenue), and prepaid income and social contribution taxes, all of which can be offset against future taxes payable.

	Consolidated

	06/30/05	03/31/05

Income and social contribution taxes	63,268	55,599
ICMS	27,949	33,358
PIS and Cofins	1,679	9,338
IPI	222	193
Other, principally VAT of subsidiary Canamex
Químicos S.A. de C.V.	2,604	3,612

	95,722	104,100

8. RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultracargo - Operações Logísticas e
Participações Ltda.	-	348,105	-	-	-	-
Oxiteno Nordeste S.A. - Indústria e
Comércio	-	33,000	-	-	-	-
Serma Associação dos Usuários de
Equipamentos de Processamentos de Dados
e Serviços Correlatos	-	-	2,538	-	-	-
Melamina Ultra S.A. Indústria Química	-	469	-	-	-	-
Petroquímica União S.A.	-	-	-	-	-	4,069
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	514
Liquigás Distribuidora S.A.	-	-	-	-	68	-
Ultragaz Participações Ltda.	51,545	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	7,758	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22.658	-	-	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	14,233	-
Copagaz Distribuidora de Gás S.A.	-	-	-	-	68	-
Braskem S.A.	-	-	-	-	-	7,820
SHV Gás Brasil Ltda.	-	-	-	-	60	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,531	-	-	-
Other	-	-	20	1,128	12	466

Total as of June 30, 2005	51,545	404,232	4,089	8,886	14,441	12,869

Total as of March 31, 2005	51,545	404,232	2,822	8,806	207	18,831

Ultrapar Participações S.A. and Subsidiaries

	Consolidated

	Transactions
			Financial income (expenses)
	Sales	Purchases

Petroquímica União S.A.	-	64,008	-
Oxicap Indústria de Gases Ltda.	-	3,922	-
Liquigás Distribuidora S.A.	1,349	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(356)
Petróleo Brasileiro S.A. - Petrobras	7	990,862	-
Copagaz Distribuidora de Gás S.A.	286	-	-
Braskem S.A.	41,447	335,585	-
SHV Gás Brasil Ltda.	232	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	99
Other	126	1,039	-

Total as of June 30, 2005	43,447	1,395,416	(257)

Total as of June 30, 2004	44,040	1,314,568	(259)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer principally to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions.

The loan with the subsidiary Ultracargo - Operações Logísticas e Participações Ltda. refers to the sale of shares issued by Oxiteno S.A. - Indústria e Comércio to the Company, for the purpose of avoiding the reciprocal investment resulting from the corporate restructuring implemented in 2002.

Ultrapar Participações S.A. and Subsidiaries

9. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which have no expiration date, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other. Tax credits are based on continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are reported as follows:

	Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Long-term assets-
Deferred income and social contribution taxes on:
Provisions that are tax deductible only when
expenses were incurred	2,872	2,836	55,824	54,615
Income and social contribution tax loss
carryforwards	272	-	15,094	13,477

	3,144	2,836	70,918	68,092

Long-term liabilities-
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	1,444	1,544
Income earned abroad	-	-	31,406	30,997

	-	-	32,850	32,541

b) Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Income (expenses) before taxes, equity in subsidiary
and affiliated companies and minority interest	(1,170)	(389)	213,390	215,374
Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official rates	398	132	(72,553)	(73,227)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable income	1	-	8,447	1,331
Adjustments to deemed income	-	(1,279)	640	(590)
Workers’ meal program (PAT)	-	-	237	300
Other	-	-	802	(2,143)

Income and social contribution taxes before tax benefits	399	(1,147)	(62,427)	(74,329)
Tax benefits - ADENE	-	-	39,358	36,030

Income and social contribution taxes in the statement of
income	399	(1,147)	(23,069)	(38,299)

Current	(58)	(1,147)	(68,583)	(77,638)
Deferred	457	-	6,156	3,309
Tax benefits - ADENE	-	-	39,358	36,030

Ultrapar Participações S.A. and Subsidiaries

Tax benefits from income tax subsidiaries, in the amount of R$39,358 for the quarter ended June 30, 2005 (R$36,030 as of June 30, 2004), arising substantially from operation in eligible regions, are classified as income from income and social contribution taxes.

c) Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Plants	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal
	(storage of acetic acid
	and butadiene
	byproducts)	100	2005

10. INVESTMENTS - COMPANY

	Investments		Equity in subsidiary and affiliated companies

	06/30/05	03/31/05	06/30/05	06/30/04

Ultragaz Participações Ltda.	289,339	275,927	17,196	25,186
Ultracargo - Operações Logísticas e Participações Ltda.	609,787	605,246	6,923	9,994
Imaven Imóveis e Agropecuária Ltda.	49,015	47,759	2,459	2,570
Oxiteno S.A. - Indústria e Comércio	1,187,549	1,116,601	164,475	139,014
Other	186	186	-	6

	2,135,876	2,045,719	191,053	176,770

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated companies Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on the affiliate’s financial statements as of May 31, 2005 and June 30, 2005, respectively.

Ultrapar Participações S.A. and Subsidiaries

11. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual depreciation rates - %	06/30/05			03/31/05

		Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	46,144	-	46,144	46,293
Buildings	4 to 5	384,851	(143,865)	240,986	243,048
Machinery and equipment	5 to 10	1,036,759	(523,947)	512,812	525,832
Vehicles	20 to 30	164,637	(111,473)	53,164	49,772
Furniture and fixtures	10	19,689	(7,564)	12,125	11,804
Construction in progress	-	124,731	-	124,731	104,059
Imports in transit	-	776	-	776	678
Other	2.5 to 30	130,834	(62,571)	68,263	70,024

		1,908,421	(849,420)	1,059,001	1,051,510

Construction in progress refers mainly to the construction of the Santos Intermodal Terminal (TIS) of subsidiary Terminal Químico de Aratu S.A. - Tequimar, as well as improvements and repairs of other subsidiaries’ plants.

Other refers to IT equipment in the amount of R$15,607 (R$15,905 as of March 31, 2005), software in the amount of R$25,492 (R$26,110 as of March 31, 2005), and commercial property rights, mainly those described below:

  On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar won a bid for use of the site where the Aratu Terminal is located for another 20 years, renewable for the same period. The price paid by Tequimar amounted to R$12,000, to be amortized over 40 years, equivalent to annual amortization of R$300.

  Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease of adjacent area to the Santos harbor for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receipt, tankage, movement and distribution of bulk liquids. The price paid by Tequimar was R$3,803 and will be amortized until December 31, 2022 from the start of the full operations, which is expected for the third quarter of 2005.

12. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred for the implementation of systems modernization projects in the amount of R$3,881 (R$3,541 as of March 31, 2005), amortized over five to ten years, and for the installation of Ultrasystem equipment on customers’ premises in the amount of R$56,428 (R$55,422 as of March 31, 2005), amortized over the terms of the LPG supply medium contracts with these customers. Deferred charges also include goodwill from acquisitions in the amount of R$15,067 (R$17,176 as of March 31, 2005).

Ultrapar Participações S.A. and Subsidiaries

13. LOANS, FINANCING AND DEBENTURES (CONSOLIDATED)

a) Composition

Description	06/30/05	03/31/05	Index/ Currency	Annual interest rate - %	Maturity and amortization

Foreign currency:
Eurobonds	-	153,422	US$	3.5	Semiannually until 2005
Syndicated loan	141,301	-	US$	5.05	Semiannually until 2008
Working capital loan	1,528	2,414	MX$ + TIIE (*)	1.4	Monthly until 2005
Foreign financing	28,596	32,004	US$ + LIBOR	2.0	Semiannually until 2009
Inventories and property, plant
and equipment financing	9,913	7,966	MX$ + TIIE (*)	From 1.5 to 2.0	Semiannually until 2010
Advances on foreign exchange
contracts	9,238	9,360	US$	From 3.1 to 3.99	Maximum of 98 days
National Bank for Economic and
Social Development (BNDES)	19,368	19,734	UMBNDES (**)	From 8.51 to10.61	Monthly until 2010
Export prepayments, net of				From 4.22 to	Monthly, semiannually and
linked operations	73,474	91,304	US$	6.85	annually until 2008

Subtotal	283,418	316,204

Local currency:
National Bank for Economic and				From 1.5 to
Social Development (BNDES)	157,656	125,023	TJLP	4.0	Monthly until 2010
National Bank for Economic and
Social Development (BNDES)	13,561	13,315	IGP-M	6.5	Semiannually until 2008
Government Agency for
Machinery and Equipment				From 1.8 to
Financing (FINAME)	43,555	38,777	TJLP	4.85	Monthly until 2010
Research and project financing
(FINEP)	32,996	24,581	TJLP	(2.0)	Monthly until 2009
Debentures	318,697	-	CDI	102.5	Semiannually until 2008

Subtotal	566,465	201,696

Total loans, financing and
debentures	849,883	517,900

Current liabilities	(153,646)	(289,963)

Long-term liabilities	696,237	227,937

(*)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(**)	UMBNDES = BNDES monetary unit. This is a “basket of currencies” representing the composition of the BNDES debt in foreign currency, 83% of which is linked to the U.S. dollar.

The long-term liabilities have the following composition per annum of maturing:

	06/30/05	03/31/05

From 1 to 2 years	93,518	92,886
From 2 to 3 years	507,863	57,489
From 3 to 4 years	48,947	34,345
More than 4 years	45,909	43,217

	696,237	227,937

b) Eurobonds

In June 1997, the subsidiary Companhia Ultragaz S.A. issued eurobonds in the total amount of US$60 million, maturing in 2005. Maturity was subsequently extended to June 2020, with put/call options in June 2008.

Ultrapar Participações S.A. and Subsidiaries

In June 2005, the subsidiary LPG International Inc. that had acquired all eurobonds issued by Companhia Ultragaz S.A. sold them to the subsidiary Oxiteno Overseas Co., that financed their acquisition through a syndicated loan in the amount of US$60 million maturing in June 2008, with annual interest rate of 5.05% . LPG used the proceeds from the sale to redeem eurobonds issued by it.

The eurobonds and syndicated loan are guaranteed by the Company and its subsidiaries Ultragaz Participações Ltda. and Oxiteno S.A. Indústria e Comércio, which are subject to covenants that limit, among other things, their ability to incur indebtedness, make dividend and other payments, and engage in mergers and acquisitions. None of these covenants have restricted our ability to conduct our business until the present moment.

c) Debentures

The Extraordinary Stockholders’ Meeting held on February 2, 2005 approved the issuance by the Company and the public distribution in a single block of 30,000 non- -convertible debentures with nominal unit value of R$10,000.00 (ten thousand reais), totaling R$300,000.

On March 30, 2005, the Board of Directors of the Company, according to delegation made by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the CVM registered the operation, and funds of R$304,854, net of commission, were received on April 8, 2005.

Characteristics of debentures are:

Nominal unit value: R$10,000.00.

Final maturity: March 1, 2008.

Nominal value payment: Lump sum at final maturity.

Yield: 102.5% of CDI.

Yield payment: Semiannually, beginning March 1, 2005.

Repricing: None.

The debentures are subject to commitments that restrict, among others things, certain operations of incorporation, merger or split as well as operation involving the disposal of operational assets that would result in a reduction of more than 25% of consolidated net sales. They also included the obligation to maintain a consolidated net debt to EBITDA ratio less or equal to 3.5. None of these commitments have restricted the Company and its subsidiaries’ ability to conduct business until the present moment.

Ultrapar Participações S.A. and Subsidiaries

d) Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	06/30/05	03/31/05

Amount of financing secured by:
Property, plant and equipment	49,834	42,599
Shares of affiliated companies	13,560	13,315
Minority stockholders’ guarantees	13,561	13,315

	76,955	69,229

Other loans are collateralized by guarantees provided by the Company and the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$440,130 (R$476,323 as of March 31, 2005).

Certain subsidiaries provided guarantees to financial institutions for the debt owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make the payment under those guarantees, the subsidiary may recover the amount paid directly from its customers through commercial collection effort. Maximum future payments related to these guarantees amount to R$21,000 (R$30,644 as of March 31, 2005), with maturing of up to 210 days. The Company did not incur any loss nor recorded any liability related to these guarantees as of June 30, 2005.

14. STOCKHOLDERS’ EQUITY

a) Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges whose subscribed and paid-up capital is represented by 81,325,409,849 shares without par value, comprised of 49,429,897,261 common shares and 31,895,512,588 preferred shares. The table below represents changes in the number of shares and capital approved on February 2 and 22, 2005 and April 25, 2005 by the Board of Directors and Extraordinary Stockholders’ Meeting, respectively.

Ultrapar Participações S.A. and Subsidiaries

	R$ thousand	Total shares

Events	Capital	Common	Preferred	Total

As of December 31, 2004	663,952	51,264,621,778	18,426,647,050	69,691,268,828
Stock dividends:
On February 2, 2005 the Board of Directors approved an
issuance of 10,453,690,324 preferred shares, to be
distributed among the stockholders in the proportion of 15
preferred shares to 100 common or preferred shares held.	234,864	-	10,453,690,324	10,453,690,324

Conversion of common shares into preferred shares:
At the Extraordinary Stockholders’ Meeting held on
February 22, 2005, the stockholders approved the conversion
of 1,834,724,517 common shares into preferred shares.	-	(1,834,724,517)	1,834,724,517	-

Supplementary issuance of preferred shares:
The Board of Directors’ Meeting held on April 25, 2005
approved an issuance of 1,180,450,697 preferred shares to
supply the excess of demand in the secondary distribution of preferred shares, held simultaneously in Brazil and abroad,
with a price of R$40.00 per thousand shares.	47,218	-	1,180,450,697	1,180,450,697

As of June 30, 2005	946,034	49,429,897,261	31,895,512,588	81,325,409,849

As of June 30, 2005, 10,098 million preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date, the Special Meeting of Preferred Stockholders and the Extraordinary Stockholders’ Meeting of Ultrapar approved to equalize the dividends on common and preferred shares.

b) Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of CVM Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

The Company’s financial statements as of June 30, 2005 show 211,097 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$26.07 and R$19.30 per thousand shares, respectively. The consolidated financial statements show 377,847 thousand preferred shares and 6,616 thousand common shares in treasury, which were acquired at the average cost of R$24.35 and R$19.30 per thousand shares, respectively. The average acquisition cost, Company and consolidated, was adjusted because of the stock dividends, as shown in the table above.

The price of shares issued by the Company as of June 30, 2005 on the São Paulo Stock Exchange (BOVESPA) was R$41.03 per thousand shares.

Ultrapar Participações S.A. and Subsidiaries

c) Capital reserve

The capital reserve, in the amount of R$1,855, reflects the goodwill on sale of treasury shares from the Company to certain subsidiaries, at the average cost of R$33.28 per thousand shares. Executives of these subsidiaries were given the usufruct of such shares, as described in Note 20.

d) Revaluation reserve

This reserve reflects the revaluation of assets of subsidiaries and is realized based upon depreciation, write-off or sale of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Taxes on these reserves are R$7,528 (R$7,649 as of March 31, 2005).

e) Profit retention reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f) Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiary and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, sale and write-off of investments.

g) Reconciliation of stockholders’ equity - Company and consolidated

	06/30/05	03/31/05

Stockholders’ equity - Company	1,843,005	1,706,308
Treasury shares held by subsidiaries, net of realization	(3,211)	(3,303)
Capital reserve arising from sale of treasury shares to
subsidiaries, net of realization	(1,620)	(1,665)

Stockholders’ equity - consolidated	1,838,174	1,701,340

Ultrapar Participações S.A. and Subsidiaries

15. RECONCILIATION OF EBITDA (CONSOLIDATED)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the Company, as shown below:

	06/30/05					06/30/04

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Income from operations	30,486	177,172	10,414	(802)	217,270	224,196
(-) Equity in subsidiary and
affiliated companies	-	(3,861)	4	2,483	(1,374)	(28)
(+/-) Financial income	18,770	4,449	1,387	867	25,473	20,901
(+) Depreciation and
amortization	58,290	20,645	11,970	431	91,336	86,154

EBITDA	107,546	198,405	23,775	2,979	332,705	331,223

16. SEGMENT INFORMATION

The Company has three reportable segments: gas, chemicals and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment mainly produces ethylene oxide, ethylene glycol, ethanolamine and ether glycol. Operations in the logistics segment include storage and transportation of chemicals and fuel, mainly in the Southeast and Northeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices similar to those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	06/30/05					06/30/04

	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated

Net sales, net of related-
-party transactions	1,405,772	846,455	86,769	43	2,339,039	2,244,722
Income from operations
before financial income
(expenses) and equity in
subsidiary and affiliated
companies	49,256	177,760	11,805	2,548	241,369	245,069
EBITDA	107,546	198,405	23,775	2,979	332,705	331,223
Total assets, net of related
parties	964,825	1,336,662	285,951	394,628	2,982,066	2,479,589

Ultrapar Participações S.A. and Subsidiaries

17. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and determination of limits, as follows:

  Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of June 30, 2005, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio maintained R$1,818 (R$2,014 as of March 31, 2005) and the subsidiaries of Ultragaz Participações Ltda. maintained R$24,503 (R$25,044 as of March 31, 2005) of allowance for doubtful accounts.

  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as shown below. Borrowings originate mainly from BNDES, debentures and foreign currency financing, as mentioned in Note 13.

  Exchange rate - The Company’s subsidiaries use hedge (mainly US$ to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian reais at June 30, 2005:
	Book value	Book value

Assets:
Investments in foreign currency and hedges	164,183	165,970
Cash and cash investments abroad	134,128	134,128
Receivables from foreign customers, net of advances on
export contracts	27,931	27,931

	326,242	328,029

Liabilities:
Foreign currency financing	283,418	286,474
Import payables	13,777	13,777

	297,195	300,251

Net asset position	29,047	27,778

The exchange variation related to cash and banks, cash investments and investments abroad was recorded as financial expense in the statement of income as of June 30, 2005, in the amount of R$9,892 (financial income of R$8,686 as of June 30, 2004). Other financial instruments recorded in the financial statements as of June 30, 2005 were determined in conformity with the accounting criteria and practices described in the respective notes.

Ultrapar Participações S.A. and Subsidiaries

18. FINANCIAL INCOME (EXPENSES), NET (CONSOLIDATED)

	04/01/05 to 06/30/05	04/01/04 to 06/30/04

Interest on cash investments	33,302	15,836
Interest on trade accounts receivable	1,211	1,254
Interest on loans and financing	(9,668)	(11,433)
Interest on debentures	(12,926)	-
Bank charges	(5,620)	(1,892)
Monetary and exchange variations, including financial expenses from
currency hedges	(15,068)	(3,944)
Taxes (CPMF, PIS, Cofins and IOF)	(7,236)	(7,589)
Other expenses	(642)	(158)

	(16,647)	(7,926)

19. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

a) Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of June 30, 2005.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, state of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. The subsidiary has insurance for this contingency; the uninsured amount is R$36,720. The Company did not record any provision for this amount, since it believes the probability of loss is remote.

Ultrapar Participações S.A. and Subsidiaries

The Company and its subsidiaries obtained injunctions to pay PIS and Cofins (tax on revenues) without the changes introduced by Law No. 9,718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$35,396 (R$34,572 as of March 31, 2005).

The main tax discussions of the Company and its subsidiaries refer to the taxation of PIS and Cofins (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 9.a). The potential losses on these discussions are accrued in long-term liabilities as other taxes and deferred income and social contribution taxes, respectively.

The subsidiary Oxiteno S.A. - Indústria e Comércio recorded an accrual of R$7,757 (R$7,543 as of March 31, 2005) for an ICMS tax assessment under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

The subsidiary Utingás Armazenadora S.A. has been challenging in court ISS tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The updated amount of the unaccrued contingency as of June 30, 2005 is R$27,940 (R$27,495 as of March 31, 2005).

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks of these proceedings as possible or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

	06/30/05		03/31/05

	Escrow deposits		Escrow deposits
		Provision		Provision
Social contribution tax on net income
(CSLL)	-	2,580	-	2,910
Labor claims	10,886	2,016	10,628	2,016
PIS and Cofins on other revenues	58	35,396	58	34,572
ICMS	804	13,876	804	13,554
Other	3,754	18	3,753	4,000

	15,502	53,886	15,243	57,052

Ultrapar Participações S.A. and Subsidiaries

b) Contracts

The subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of June 30, 2005, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since the inception of the contracts.

The subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended June 30, 2005 and 2004, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Accumulated demand (real)

	Minimum purchase commitment	06/30/05	06/30/04

In tons	137,900	98,774	91,832

c) Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover several risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries. The estimated amount of insured assets is US$226 million.

For the Oxiteno and Canamex units, there is also a loss of income insurance against losses from potential accidents related to their assets, in the amount of US$118 million.

The civil liability insurance program covers all the Group companies, with a coverage of US$150 million, for losses and damages from accidents caused by third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ultrapar Participações S.A. and Subsidiaries

20. STOCK COMPENSATION PLAN (CONSOLIDATED)

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for the management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial grant provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to the executives as of June 30, 2005, including taxes, was R$7,654 (R$4,960 as of June 30, 2004). Such amount is being amortized over a period of ten years, and the amortization related to the second quarter of 2005, in the amount of R$383 (R$250 to the second quarter of 2004), was recorded as an operating expense for the period.

21. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and pension plan. In addition, loans for the acquisition of vehicles and personal computers are available to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev; or (ii) a fixed monthly amount which will deplete the fund accumulated in the participant’s name over a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the amounts and periods of receipt of the retirement benefit. As of June 30 2005, the Company and its subsidiaries contributed R$2,388 (R$1,924 as of June 30, 2004) to Ultraprev, which was charged to income for the year. The total number of participating employees as of June 30, 2005 was 5,739 (5,287 as of June 30, 2004), with no participants retired to date. Additionally, Ultraprev has 1 active participant and 32 former employees receiving defined benefits according to the policies of a previous plan.

22. SUBSEQUENT EVENTS

The Extraordinary Stockholders’ Meeting held on July 20, 2005 approved the grouping of the Company’s shares, attributing 1 (one) share in substitution to each 1,000 (one thousand) existing shares. In the same way, each American Depositary Share - ADS, today representative of a lot of 1,000 (one thousand) preferred shares, will represent 1 (one) preferred share. The grouping will be effective on August 23, 2005.

As a result of the approved grouping, the Company’s capital will be represented by 81,325,409 shares without nominal value, being 49,429,897 common and 31,895,512 preferred shares.

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A - ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2005

(1) Key Indicators - Consolidated:

(R$ million)	2Q05	2Q04	1Q05	Change 2Q05 X 2Q04	Change 2Q05 X 1Q05	1st Half 2005	1st Half 2004	Change 1H05 X 1H04

Net sales and services	1,202.0	1,194.1	1,137.0	1%	6%	2,339.0	2,244.7	4%
Cost of sales and services	(951.0)	(906.6)	(878.2)	5%	8%	(1,829.2)	(1,740.4)	5%
Gross profit	251.0	287.5	258.8	(13%)	(3%)	509.8	504.3	1%
Selling, general and administrative expenses	(131.6)	(137.7)	(137.3)	(4%)	(4%)	(268.9)	(262.4)	2%
Other operating (expenses) income, net	(0.7)	1.7	1.2	(141%)	(158%)	0.5	3.1	(84%)
Operating income	118.7	151.5	122.7	(22%)	(3%)	241.4	245.0	(1%)
Financial (expense) income, net	(16.7)	(7.9)	(8.8)	111%	90%	(25.5)	(20.9)	22%
Equity income (expenses)	1.5	-	(0.1)	-	-	1.4	0.1	-
Nonoperating expense, net	(0.7)	(6.0)	(1.8)	(88%)	(61%)	(2.5)	(8.8)	(72%)
Income before taxes and social contribution	102.8	137.6	112.0	(25%)	(8%)	214.8	215.4	0%
Income and social contribution taxes	(31.1)	(46.6)	(31.4)	(33%)	(1%)	(62.5)	(74.3)	(16%)
Benefit of tax holidays (*)	18.5	22.6	20.9	(18%)	(11%)	39.4	36.0	9%
Minority interest	(0.7)	(1.5)	(0.7)	(53%)	-	(1.4)	(1.9)	(26%)
Net income	89.5	112.1	100.8	(11 (20%)	(11%)%)	190.3	175.2	9%

EBITDA	164.5	194.3	168.2	(15%)	(2%)	332.8	331.2	0%

Volume - LPG sales	388	396	355	(2%)	9%	744	768	(3%)
Volume - Chemicals sales	136	123	120	11%	13%	256	232	10%

(*) Benefits on tax holidays for subsidiaries, in 2004 expressed as part of “equity income” have been reclassified in accordance with the guidelines from CVM, set out in Official Circular/CVM/SNC/SEP No. 01/2005 of February 25, 2005.

Ultrapar Participações S.A. and Subsidiaries

(2) Performance Analysis:

Net Sales: Ultrapar’s consolidated net sales and services in 2Q05 totaled R$1.202.0 million, an 1% growth compared to the same quarter of 2004, and 6% compared to 1Q05. In the first half of 2005 Ultrapar’s net sales and services reached R$2.339.0 million, a 4% growth compared to the first half of 2004.

Ultragaz: The Brazilian LPG market volumes eased 1% in 2Q05, compared to 2Q04, mainly because of above-average temperatures and the economic slowdown. In 2Q05, the total sales volume of Ultragaz showed a 2% retraction compared to 2Q04, reflecting the market decrease and the effects of the restructuring on its distribution network in the South-Center Region of Brazil, which impacted sales of the bottled segment in the comparison between the years. The bottled segment of Ultragaz recorded a retraction of 2%, or 6 thousand tons between second quarters, lower than the retraction of 15 thousand tons between the first quarters. Conversely, compared to the first quarter of this year, the total sales volume of Ultragaz presented a 9.3% growth - above the 8.7% growth in the LPG market -with bottled segment growing 10.2%, or 25 thousand tons. The bulk segment, which serves the commercial and industrial sectors, recorded a 2% retraction or 2 thousand tons, compared to the same period of 2004, and a 7% growth, or 9 thousand tons, compared to 1Q05. Net sales and services at Ultragaz totaled R$733.7 million, a 4% decrease compared to 2Q04, due to the lower sales volume and a more competitive market. Compared to the first quarter of 2005, net sales and services at Ultragaz presented a 9% growth, in line with volume increase.

Oxiteno: Oxiteno’s total sales volume was 136 thousand tons in 2Q05, an 11% growth compared to 2Q04. Sales to the domestic market totaled 86 thousand tons, a 9% growth compared to 2Q04. The best performing segments in the domestic market were polyester, cosmetics & detergents and paints & varnishes, driven mainly by the new contracts signed throughout 2004. Sales outside Brazil amounted to 50 thousand tons in 2Q05, a 14% growth compared to 2Q04, a consequence of the increase in exports to the United States and Europe and the increase of 49% in the sales of Canamex, which reached 5 thousand tons this quarter. Compared to 1Q05, Oxiteno’s sales volume presented a 13% growth, driven by the 39% growth in exports and the stability in domestic sales. Net sales and services at Oxiteno totaled R$423.7 million in 2Q05, an increase of 9% compared to 2Q04, mostly due to the increase in the sales volume. Even though prices in dollar of Oxiteno’s products have increased in 2Q05, compared to 2Q04, this effect was offset by the 19% revaluation in the Brazilian real against the U.S. dollar. Compared to 1Q05, net sales and services remained stable. Due to the weak demand in the Brazilian market, Oxiteno directed a larger part of its sales volume to the foreign market, which faced in this quarter the effects of inventory destocking in China’s textile chain that resulted in a 31% decrease in MEG spot prices in the Far East, a benchmark for prices in the international market. MEG spot prices had a 7% recovery in July.

Ultracargo: The increase in Ultracargo’s volume of operations in the second quarter of 2005 was mainly due to the increase of operations in clients that were already part of the company’s portfolio and by the new operations started in 2004, both in storage and in transportation. The higher volume of Brazilian exports also contributed to the demand increase for Ultracargo’s integrated logistic services. The average storage of liquids and gases increased by 10%, while the storage of solids increased by 46%, comparing the second quarters. In the same period, the traveled kilometrage increased 8%. Net sales and services totaled R$58.5 million, an increase of 23% compared to 2Q04, a consequence of the increase in volume of operations and contractual pricing readjustments. Compared to 1Q05, net sales and services of Ultracargo experienced an 8% growth, a consequence of the increase in operations.

Ultrapar Participações S.A. and Subsidiaries

Cost of Sales and Services: Ultrapar’s cost of sales and services amounted to R$951.0 million in 2Q05, a growth of 5% compared to 2Q04, and 8% compared to 1Q05. Comparing the first half in both years, the cost of sales and services increased 5%.

Ultragaz: The cost of sales and services in 2Q05 presented a 3% reduction compared to 2Q04, mainly due to the decrease in sales volume for the period. Compared to 1Q05, cost of sales and services grew 8%, also in line with the progression in volumes.

Oxiteno: The cost of sales and services in 2Q05 totaled R$297.4 million, a 24% increase compared to 2Q04, mainly due to the 11% increase in volume sold and the rise in naphtha and oil prices in the international market, which impacted the unit cost of the ethylene. Compared to 1Q05, the cost of sales and services increased 10%, due to the increase in sales volume.

Ultracargo: The cost of services rendered in 2Q05 amounted to R$36.9 million, a 26% increase compared to 2Q04. This increase is due to the: (i) higher volume transported/stored; (ii) increase in fuels unit cost, third party’s freights, and nitrogen used in the cleaning of tanks; and (iii) 51% increase in depreciation, driven by the higher capex of 2004. Compared to 1Q05, Ultracargo’s cost of services rendered remained flat, despite the increase of the operational activity.

Gross Profit: Ultrapar’s 2Q05 gross profit was R$251.0 million, 13% lower than the R$287.5 million in the 2Q04 and a decrease of 3% in relation to 1Q05. The 1H05 gross profit was R$509.8 million, 1% higher than the 1H04.

Selling, General and Administrative (“SG&A”) Expenses: SG&A expenses of Ultrapar were R$131.6 million in 2Q05, a reduction of 4% compared to 2Q04 and 1Q05. In the first half of 2005, Ultrapar recorded R$268.9 million in SG&A expenses, 2% higher than SG&A expenses recorded in the same period of 2004.

Ultragaz: SG&A expenses of Ultragaz totaled R$70.0 million in 2Q05, a 6% reduction compared to 2Q04, basically due to a decrease in selling expenses. A portion of such reduction is also a function of efforts to reduce expenses in the areas of telecommunications, through renegotiations of contracts, third parties services, travel and marketing expenses. Administrative expenses remained flat between the two quarters. Compared to 1Q05, SG&A expenses presented a 4% reduction, mainly due to the reduction in variable compensation and in employee profit sharing.

Oxiteno: SG&A expenses were R$49.2 million in the quarter, a 6% reduction compared to 2Q04. Selling expenses increased 10% due to the 11% growth in the volume sold. Administrative expenses presented a 19% decrease due to lower personnel expenses, a consequence of a reduction in provision for employee profit sharing. Compared to 1Q05, SG&A expenses reduced 6%, also as a consequence of lower personnel expenses.

Ultracargo: SG&A expenses were R$13.7 million in 2Q05, a 9% growth compared to 2Q04, mainly due to the increase in personnel expenses, as a result of the annual collective wage agreements celebrated in 2004 and the increase in the workforce due to the expansion in operations. Compared to 1Q05, SG&A expenses remained stable.

Ultrapar Participações S.A. and Subsidiaries

Operating Income: Ultrapar’s 2Q05 operating income was R$118.7, a decrease of 22% compared to 2Q04. Compared with 1Q05, operating income retracted by 3%. In the first half of 2005, Ultrapar’s operating income totaled R$241.4 million, 1% lower than the first half in 2004.

Financial Results: Ultrapar reported financial expenses of R$16.7 million in 2Q05, compared to financial expenses of R$7.9 million in 2Q04. The main factor behind the increase in financial expenses was the impact of the appreciation of the Brazilian currency over the net worth of the company’s assets abroad, which reduced the financial result in about R$10 million.

Other Nonoperating Income (Expenses): In 2Q05 Ultrapar reported a nonoperating expense of R$0.7 million, an improvement of R$5.3 million compared to 2Q04, and an improvement of R$ 1.1 million compared to 1Q05. The net nonoperating expense registered is primarily attributable to the scrapping of storage cylinders by Ultragaz.

Income and Social Contribution Taxes: Income and social contribution taxes expenses amounted to R$31.1 million in the second quarter of 2005 and to R$46.6 million in the same period of 2004. Besides the lower results, nontaxable revenues resulted in a R$3.1 million benefit in this second quarter.

Benefit of Tax Holidays: Ultrapar are entitled to federal tax benefits for its activities in the Northeast Region of Brazil, due to the federal program for development of the region. In this second quarter, tax benefits amounted to R$18.5 million, mainly composed of tax benefits of the Camaçari plant. The tax benefits were 18% lower than that in the 2Q04, in line with Oxiteno’s results in this quarter.

Net Income: Consolidated net earnings in 2Q05 amounted to R$89.5 million, a 20% reduction compared to 2Q04 and 11% compared to 1Q05. Net earnings reached R$190.3 million in the first half of 2005, a 9% growth compared to the same period of 2004.

EBITDA: Ultrapar reported consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of R$164.5 million in 2Q05, a reduction of 15% compared to 2Q04, and of 2% compared to 1Q05. In the first half of 2005, Ultrapar’s EBITDA reached R$332.7 million, remaining stable when compared to EBITDA recorded in the first half of 2004.

Ultragaz: Ultragaz reported EBITDA of R$62.2 million, a 17% reduction compared to the reported in 2Q04, mainly due to the 2% decrease in the volume sold and to a more competitive market than that in 2Q04. Compared to 1Q05, the EBITDA of Ultragaz recorded a 37% growth, due to the increase in sales volume and the company’s efforts towards profitability recovery and continuous improvement of results.

Oxiteno: Oxiteno ended 2Q05 with an EBITDA of R$87.0 million, a reduction of 19% and 22% compared to 2Q04 and 1Q05, respectively. Such reductions are due to the: (i) 19% revaluation in the Brazilian currency against the U.S. dollar between 2Q04 and 2Q05; (ii) increased levels of oil prices, which have been impacting the costs of naphtha and ethylene; and (iii) higher volume of exports compared to 1Q05. Oxiteno’s sales volume is constantly increasing, and the impact in EBITDA has been a consequence of the worsening in macroeconomic fundamentals.

Ultrapar Participações S.A. and Subsidiaries

Ultracargo: Ultracargo reported a R$13.8 million EBITDA in 2Q05, a 38% growth compared to 2Q04, mainly due to the increase in the volume of operations.

EBITDA

R$ thousand	2Q05	2Q04	1Q05	Change 2Q05 X 2Q04	Change 2Q05 X 1Q05	1H05	1H04	Change 1H05 X 1H04

Ultrapar	164.5	194.3	168.2	(15%)	(2%)	332.8	331.2	0%

Ultragaz	62.2	74.8	45.4	(17%)	37%	107.6	132.2	(19%)

Oxiteno	87.0	107.9	111.4	(19%)	(22%)	198.4	176.1	13%

Ultracargo	13.8	10.0	10.0	38%	38%	23.8	19.9	20%

We hereby inform that, in accordance with the requirements of CVM Resolution No. 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during this first half of the year any other service than the audit service related to Ultrapar and affiliated companies’ financial statements. We also inform that there is no perspective, for the year in course, that Deloitte will perform any other service amounting to more than 5% of the auditing cost.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Investments in subsidiaries and/or affiliates

1 - Item	2 - Company name	3 - Corporate Taxpayer Number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of investor’s Shareholders equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

01	Ultracargo - Operações Logísticas e	34.266.973/0001-99	Closely-held subsidiary	100.00	33.09	Commercial, industrial and other	2,461	2,461
	Participações Ltda.
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	15.70	Commercial, industrial and other	4,336	4,336
03	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	2.66	Commercial, industrial and other	27,734	27,734
04	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	64.44	Commercial, industrial and other	35,102	35,102
05	Oxiteno Nordeste S.A. - Indústria e	14.109.664/0001-06	Investee of subsidiary/affiliated company	99.24	46.96	Commercial, industrial and other	5,242	4,711
	Comércio
06	Terminal Químico de Aratu S.A. -	14.688.220/0001-64	Investee of subsidiary/affiliated company	99.41	6.47	Commercial, industrial and other	12,536	12,536
	Tequimar
07	Transultra - Armazenamento e Transporte	60.959.889/0001-60	Investee of subsidiary/affiliated company	100.00	4.19	Commercial, industrial and other	34,999	34,999
	Especializado Ltda.
08	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.54	24.16	Commercial, industrial and other	799,746	184,246
09	SPGás Distribuidora de Gás Ltda.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100.00	4.52	Commercial, industrial and other	1,314	1,314
10	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100.00	5.79	Commercial, industrial and other	24	24
11	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55.99	1.31	Commercial, industrial and other	2,751	2,751
12	Canamex Químicos S.A. de C.V.		Investee of subsidiary/affiliated company	100.00	1.66	Commercial, industrial and other	122,047	122,047

Note: This information is an integral part of the interim financial statements as required by the CVM.

Ultrapar Participações S.A. and Subsidiaries

Characteristics of debentures

1 – ITEM		01
2 - ORDER NUMBER		SINGLE
3 - REGISTER NUMBER IN THE CVM		CVM/SRE/DEB/2005/015
4 - REGISTER DATE		04/06/2005
5 - ISSUE SERIAL		UN
6 - ISSUE TYPE		SINGLE
7 - ISSUE NATURE		PUBLIC
8 - ISSUE DATE		03/01/2005
9 - MATURING DATE		03/01/2008
10 - DEBENTURE SPECIES		NO PREFERENCE
11 – YIELD		102.5% CDI
12 – AWARD
13 - NOMINAL AMOUNTS (Reais)		10,000.00
14 - ISSUED AMOUNTS (Reais - Thousands)		318,697
15 - ISSUED TITLE	(UNIT)	30,000
16 - CIRCULATION TITLE	(UNIT)	30,000
17 - TREASURY TITLE	(UNIT)	0
18 - RANSOM TITLE	(UNIT)	0
19 - CONVERTIBLE TITLE	(UNIT)	0
20 - TO PUT TITLE	(UNIT)	0
21 - LAST REPACTUATION DATE
22 - NEXT EVENT DATE		09/01/2005

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

Public Company

CNPJ No. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (10/2005)

Date, Time and Place:

August 3, 2005, at 2:30 p.m., at the corporate headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9º andar, in the City of São Paulo, State of São Paulo.

Attendance:

Members of the Board of Directors, whose signatures appear below.

Issues Discussed and Resolutions:

1)	The company’s performance and the related financial statements for the 2nd quarter of this fiscal year were examined and discussed.

2)	“Ad referendum” of the Annual General Meeting to be called to approve the balance sheet and the financial statements for the fiscal year of 2005, to approve the distribution of dividends from net income for this year, in the total amount of fifty-seven million, eighty-four thousand, nine hundred and seventy-five reais and fifty centavos (R$ 57,084,975.50), where common and preferred shareholders will be entitled to receive an amount of R$ 0.703817 per lot of one thousand shares, excluding the shares held in treasury as of July 31, 2005.

(Minutes of the Board of Director’s Meeting of Ultrapar Participações S.A. held on Aug. 3, 2005)

3)	To set August 22, 2005 as the due date for payment of the dividends declared above, without interest or indexation.

4)	To approve the Company’s entry into the Level 1 listing segment of Special Corporate Governance Practices of the São Paulo Stock Exchange – Bovespa.

5)	To approve that the Company’s Management executes all acts required and signs all documents necessary to effect the resolutions set forth in item “4” of these minutes, including to sign the Agreement for the Adoption of Special Corporate Governance Practices – Level 1.

Notes: (i) the record date for receipt of the dividends approved herein will be August 10, 2005 in Brazil and August 15, 2005 in the United States of America; (ii) all resolutions were approved by all those present, except for Board member Renato Ochman, who abstained from voting.

With nothing further to discuss, the meeting was closed and these Minutes were prepared, read, and approved, and have been signed by all directors present. signatures) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice Chairman; Ana Maria Levy Villela Igel; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Paulo Vieira Belotti, and Renato Ochman.

I declare that this is a faithful copy of the minutes written in the Company’s record books.

Paulo Guilherme Aguiar Cunha
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: August 05, 2005

	By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(Interim Financial Statements for the Quarter and Six-month Period Ended June 30, 2005 and Independent
Accountants’ Review Report / Minutes of a Meeting of the Board of Directors, August 03, 2005)